Advantest Corporation - Consolidated (FY2004)

Organization of the Advantest Group

The following diagram shows the business relationships among the major affiliated companies of the Advantest Group.

__________________________________________________________________________________________________________________________

   =====================================================================================================================
                                               Customers and Distributors
   =====================================================================================================================

        Sales Companies
        ------------------------------------------------------------------------------------
        Advantest America, Inc.                                 Advantest Taiwan Inc.
        Advantest (Europe) GmbH                                 Advantest Korea Co., Ltd.
        Advantest (Singapore) Pte. Ltd.                         Advantest (Suzhou) Co., Ltd.
        ------------------------------------------------------------------------------------

Development, manufacturing and sales            Manufacturing Company                  Service Companies
 companies
 ------------------------------------           --------------------------              -----------------------------------
  Japan Engineering Co., Ltd                     Advantest Engineering                  Advantest Customer Support
  Advantest Kyushu Systems Co., Ltd              (M)Sdn. Bhd.                           Corporation
                                                                                        Advantest Finance Inc.
                                                                                        ERC Co., Ltd.
                                                                                        Advantest Logistics Co., Ltd.
                                                                                        Advanfacilities Co., Ltd.
                                                                                        Advantest Technical Information
                                                                                          Service Corporation
                                                                                        Advantest Laboratories Co., Ltd.
                                                                                        Advantest Staff Resource
                                                                                          Corporation
                                                                                        Advantest Media Service Corporation
                                                                                        Advantest Information Systems, Inc.
 ------------------------------------           --------------------------              -----------------------------------



   =====================================================================================================================
                                                 Advantest Corporation
   =====================================================================================================================

Manufacturing Company                           Manufacturing Companies                Research and Development Companies

 ------------------------------------           --------------------------              ----------------------------------
 Advantest Manufacturing, Inc.                   Advanmechatec Co., Ltd.                 Advantest Laboratories Co., Ltd.
                                                 Advantest DI Corporation                Advantest Europe R&D S.A.R.L.
 ------------------------------------           --------------------------              ----------------------------------

Development Companies
------------------------------------
 Advansoft Development
   Corporation
 Advantest Tokyo Systems Co., Ltd.
 Advantest Tohoku Systems Co., Ltd.
 Advantest Kansai Systems Co., Ltd.
 Advantest America R&D Center,
   Inc.
------------------------------------


   _____________________________________________________________________________________________________________________

   Semi-Conductor and Component Test System             Mechatronics System                Services, Support and Others
   _____________________________________________________________________________________________________________________


________________________________________________________________________________________________________________________


There are 10 other consolidated subsidiaries in addition to those mentioned in the above diagram.
Consolidated subsidiaries (22 domestic; 17 overseas; 39 total)
------: Main flow of products and services


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